Exhibit 2.1

PURCHASE AND SALE AGREEMENT

South Timbalier Area, Block 41

OCS-G 24954

Gulf of Mexico

BETWEEN

W&T OFFSHORE, INC.

(SELLER)

AND

ENERGY PARTNERS, LTD.

(PURCHASER)

DATED MAY 15, 2012

EFFECTIVE APRIL 1, 2012

PURCHASE AND SALE AGREEMENT

South Timbalier Area, Block 41 (OCS-G 24954)

GULF OF MEXICO

This Purchase and Sale Agreement (this “Agreement”), dated May 15, 2012, is made and entered into by W&T OFFSHORE, INC., a Texas corporation with an office and place of business at 9 Greenway Plaza, Suite 300, Houston, Texas 77046 (“Seller”), and ENERGY PARTNERS, LTD., a Delaware corporation with an office and place of business at 919 Milam, Suite 1650, Houston, Texas 77002 (“Purchaser”).

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller all of Seller’s right, title and interest in and to South Timbalier Area, Block 41 (OCS-G 24954), and the parties do hereby wish to set forth in writing their entire agreement with respect to such sale and purchase;

NOW THERFORE, in consideration of the mutual promises and covenants set forth herein, the mutual benefits to be derived by each party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller agrees to sell, assign, convey and transfer, and Purchaser agrees to purchase and acquire, all of Seller’s right, title and interest in and to the following, subject to the terms, conditions and covenants hereof:

a)	the oil and gas lease (including, without limitation, working interests, royalty interests, overriding royalty interests, net profits interest and any other interest in or affecting same whether described or not) described in Exhibit A-1 (the “Lease”);

b)	any and all oil and gas wells, salt water disposal wells, injection wells and other wells and wellbores located on, and all working interests and net revenue interests therein, whether abandoned, not abandoned, plugged or unplugged, located on the Leases, including but not limited to those listed on Exhibit A-2 (collectively, the “Wells”);

c)	all structures, facilities, foundations, wellheads, tanks, pumps, compressors, separators, heater treaters, valves, fittings, equipment, machinery, fixtures, flowlines, pipelines, platforms, tubular goods, materials, tools, supplies, improvements, and any other real, personal, immovable and mixed property located on, used in the operation of, or relating to the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling or disposal of hydrocarbons, water, and associated substances produced or drained from or attributable to the Leases or the Units as listed on Exhibit A-3 (the “Facilities”);

d)	all natural gas, casinghead gas, drip gasoline, natural gasoline, natural gas liquids, condensate, products, crude oil and other hydrocarbons, whether gaseous or liquid, produced or drained from or allocable to the Assets (as hereinafter defined) on and after the Effective Date (the “Hydrocarbons”);

e)	to the extent transferable, all contracts, permits, rights-of-way, easements, licenses and authorizations as well as any applications for same, servitudes, transportation agreements, pooling agreements, operating agreements, gas balancing agreements, participation and processing agreements, confidentiality agreements, side letter agreements and any other agreement, document or instrument listed on Exhibit A-4, INSOFAR AND ONLY INSOFAR as they directly relate and are attributable to the Leases, Wells, Hydrocarbons, or Facilities or the contractual and wellbore rights thereon or therein or the ownership or operation thereof, or the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling disposal, storage or transportation of hydrocarbons, water, or substances associated therewith (the “Assumed Contracts”); and

f)	copies of records directly relating to the Leases, Wells, Facilities, Hydrocarbons, Assumed Contracts, and Personal Property, in the possession of Seller (the “Records”); and

g)	all Imbalances, if any, attributable to the Subject Property (“Imbalances”).

The Oil and Gas Leases, the Wells, the Facilities, the Hydrocarbons, the Assumed Contracts, the Records and Imbalances are hereinafter collectively sometimes referred to as the “Subject Property.”

I.	Principal Cause / Material Consideration.

As principal cause and material consideration for this Agreement, Seller and Purchaser agree as follows:

1.1.	Cash Consideration. The purchase price is Thirty Two Million Three Hundred Seventy Five Thousand and 00/100 dollars ($32,375,000.00), subject to post Effective Date adjustments and settlement of any gas Imbalances.

1.2

Assumed Liabilities. Purchaser shall, at Closing, assume and agree to timely and fully pay, perform and otherwise discharge, without recourse to Seller or its affiliates, for (i) all obligations and liabilities, known or unknown, with respect to the Subject Property, arising on or after the Effective Date, (ii) plugging and abandonment of all Wells, decommissioning of all Facilities, and clearing and restoration of the Subject Property (regardless when the Wells were drilled or Facilities were installed), (iii) all gas imbalances and (iv) all obligations and liabilities arising out of environmental laws (including, without limitation, any compliance or non-compliance therewith), known or unknown, with respect to the Subject Property, regardless of whether such obligations or liabilities arose, prior to, on, or after the Effective Date. (as defined in Paragraph VI (Effective Date) below) of this Agreement (collectively, the “Assumed Liabilities”).

II.	Compliance with Oil and Gas Leases.

Purchaser agrees to comply with the terms, conditions and the expressed and implied obligations of the Lease, the Wells and the Facilities as of and after the Effective Date in accordance with prudent operator standards and in compliance with all rules and regulations of the Bureau of Safety and Environmental Enforcement (BSEE), Bureau of Ocean Energy Management (BOEM) and any other regulatory agency having jurisdiction over said Lease, Wells and Facilities.

III.	Subject to Contracts.

This Agreement, the Assignment and Bill of Sale, and any assignments that are executed and delivered to Purchaser under the terms hereof, are and shall be subject to the contracts and agreements described in Exhibit “B”, attached hereto and made a part hereof for all purposes. Purchaser agrees to adopt, ratify and confirm and to comply with the terms of the contract and agreements in Exhibit “B”, and agrees, as to the Subject Property to be so acquired, to assume the obligations of Seller. Purchaser further agrees to pay its share of all costs, and assume its obligations and liabilities, arising from and after the Effective Date as they apply to such contracts and agreements and the ownership, use and operation thereof, including without limitation those arising under or in respect of the contracts and agreements. If the transfer of any contract or agreement in Exhibit “B” requires the consent of any person other than Seller, then this Agreement and the Assignment and Bill of Sale shall not constitute an agreement to assign such contract or agreement, and such items shall not be assigned to or assumed by Purchaser if an actual or attempted assignment thereof would constitute a breach or default thereunder. Seller and Purchaser shall cooperate with each other and use their reasonable best efforts to obtain such consents to the extent required of such other persons at the earliest practicable time. If any such consent cannot be obtained as of the Effective Date, Seller will use commercially reasonable efforts to confer all benefits and privileges of the applicable contract or agreement to Purchaser. Purchaser agrees to assume and be primarily responsible for the obligations of Seller for such a contract or agreement as it would any other contract or agreement on Exhibit “B” as set forth above. Purchaser further agrees to indemnify, defend, protect and hold harmless Seller from any liabilities or obligations arising from any such contract or agreement, including any costs or damages arising thereunder, occurring after the Effective Date.

V.	Seller’s Representations and Warranties.

Seller warrants and represents as of the Closing Date the following matters:

(i)	Seller is duly organized, in good standing and has all appropriate legal power and authority to perform its obligations under this Agreement and there are no existing or pending bankruptcy or legal proceedings that would prevent it from performing its obligations hereunder;

(ii)	All rentals, royalties and other similar payments due and accruing during Seller’s ownership or operation of the Subject Property prior to the Effective Date have been paid;

(iii)	All ad valorem, property, production, severance, excise and similar taxes and assessments based on Seller’s ownership of or Seller’s production from the Subject Property prior to the Effective Date have been paid;

(iv)	The Subject Property, is, and at closing will be, free and unencumbered from any mortgage, lien, financing arrangement, UCC filing, litigation or demand; and

(v)	Seller has a 40.0000% record title interest and 33.3333% net revenue interest.

Seller shall warrant and defend its title to the Subject Property solely unto Purchaser against every person lawfully claiming or to claim the same, or any part thereof, by, through or under Seller, but not otherwise.

VI.	Effective Date.

The purchase and sale of the Subject Property shall be effective as of 7:00 a.m. C.D.T. on April 1, 2012 (the “Effective Date”).

VII.	Closing.

7.1	Closing. The Closing of the purchase and sale of the Subject Property (“Closing”) hereunder shall occur on or before May 15, 2012 (the “Closing Date”). Closing shall occur in the offices of EPL and shall take place in the following manner:

(a)	Purchaser shall tender to Seller, in cash, the amount of Thirty-two Million Three Hundred Seventy Five Thousand and 00/100 dollars ($32,375,000.00). Unless otherwise instructed by Seller in writing, all payments to Seller shall be made by wire transfer of immediately available funds to Wells Fargo Bank, N.A., ABA Routing # XXXXXXXXX, Account #XXXXXXXXX, Account Name: 1031 Exchange Services Clearing, for further credit to: Account # XXXXXXXXX, for further credit to: W&T Offshore, Inc. Wells Fargo as QI for W&T Offshore, Inc., Attention: Shara Craver.

(b)	Seller and Purchaser shall execute an Assignment and Bill of Sale that substantially conforms to the form of Assignment and Bill of Sale attached hereto and made a part hereof as Exhibit “D” (“Assignment and Bill of Sale”), assigning, conveying and transferring to Purchaser all of Seller’s right, title and interest in and to the Subject Property, subject to the terms hereof.

(c)	The parties shall execute the appropriate forms of assignments (oil and gas lease, pipeline rights-of-way and other interests) as prescribed by the BSEE, BOEM and/or any other regulatory agencies that are necessary to effectuate the sale and purchase of the Subject Property.

(d)	Seller shall deliver to Purchaser on forms reasonably acceptable to Purchaser, transfer orders or letters-in-lieu thereof directing all purchasers of production to make payment to Purchaser for proceeds attributable to production from the Subject Property from and after the Effective Date.

7.2	Further Cooperation. At Closing, and thereafter as may be necessary, Seller and Purchaser hereby agree to execute and deliver such other instruments and documents, and take such other actions as may be reasonably necessary, that may be needed to effectuate the purchase and sale of the Subject Property hereunder.

VIII.	Post-Closing Adjustment.

Within thirty (30) days after the Closing Date, Purchaser shall provide Seller with an accounting statement, setting forth revenues received and expenses paid by Purchaser on and after the Effective Date; to the extent such revenue and expenses accrue and are attributable to the Subject Property prior to the Effective Date. Within forty-five (45) days after the Closing Date, Seller shall provide Purchaser with a Post-Closing Accounting Statement, setting forth (i) revenues received and expenses incurred by Seller on and after the Effective Date; to the extent such revenue and expenses accrue and are attributable to the Subject Property on and after the Effective Date and (ii) revenues received and expenses paid by Purchaser on and after the Effective Date; to the extent such revenue and expenses accrue and are attributable to the Subject Property prior to the Effective Date. Purchaser shall have fifteen (15) days after its receipt of Seller’s Post-Closing Accounting Statement to review Purchaser’s records supporting the Post-Closing Accounting Statement. If revenues received by Seller plus the expenses paid by Purchaser exceed expenses incurred by Seller plus the revenues received by Purchaser, Seller shall pay the difference to Purchaser. If expenses incurred by Seller plus the revenues received by Purchaser exceed revenues received by Seller plus the expenses paid by Purchaser, Purchaser shall pay to Seller the difference. Seller or Purchaser, as the case may be, shall tender to the other party all sums due to the other party within sixty (60) days after the issuance of the Post-Closing Accounting Statement.

Subject to the terms hereof and except to the extent same have already been taken into account as an adjustment hereinabove provided, all monies, proceeds, receipts, credits and income attributable to the ownership and operation of the Subject Property (i) for all periods of time from, and subsequent to, the Effective Date, shall be the sole property and entitlement of Purchaser, and to the extent received by Seller, Seller shall after such receipt, fully disclose, account for and transmit same to Purchaser promptly, and (ii) for all periods of time prior to the Effective Date, shall be the sole property and entitlement of Seller, and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and transmit same to Seller promptly. Subject to the terms hereof and the indemnities provided for in the Assignment and except to the extent same have already been taken into account as an adjustment, all costs, expenses, disbursements, obligations and liabilities attributable to the Subject Property (x) for periods of time prior to the Effective Date shall be the sole obligation of Seller, and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for and hold Purchaser harmless from and against same, and (y) for periods of time from, and subsequent to, the Effective Date, regardless of when due or payable, shall be the sole obligation of Purchaser, and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same.

The Parties agree that the Imbalances existing as of the Effective Date shall be determined and cash settled after Closing, in accordance with the applicable gas balancing agreement.

Within thirty days after Closing, Seller and Purchaser shall make available to each other the necessary records to permit the audit of Imbalances, in accordance with the applicable gas balancing agreement. Seller and Purchaser shall attempt (in good faith) to resolve in writing any differences that they may have with respect to the Imbalances or the audit. If, at the end of one hundred (100) days after Closing, Seller and Purchaser have not reached agreement on such matters, the matters that remain in dispute shall be submitted to a neutral accountant (the “Accounting Referee”) for review and final binding resolution. The Accounting Referee shall be a certified public accountant who is an employee or partner of a recognized independent public accounting firm. The Accounting Referee shall render a decision resolving the matters in dispute within fifteen (15) days following their submission to the Accounting Referee. Seller and Purchaser shall each be responsible for one-half of the fees and expenses of the Accounting Referee.

IX.	Miscellaneous.

9.1	Entire Agreement. This Agreement, together with all Exhibits, hereto constitutes the entire agreement reached by the parties with respect to the subject matter hereof, superseding all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter.

9.2	Severability. In the event that any one or more covenants, clauses or provisions of this Agreement shall be held invalid or illegal, such invalidity or unenforceability shall not affect any other provisions of this Agreement.

9.3	Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

9.4	Waiver of Certain Damages. Each of the parties hereby waives and agrees not to seek consequential or punitive damages with respect to any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof.

9.5	Amendments and Waivers. This Agreement may not be modified or amended except by an instrument in writing signed by all parties hereto. Any party hereto may, only by an instrument in writing, waive compliance by another party with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

9.6	Governing Law. This Agreement is governed by and must be construed according to the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction. All disputes related to this Agreement shall be submitted to the jurisdiction of the courts of the State of Texas and venue shall be in the civil district courts of Harris County, Texas.

9.7	Exhibits. The Exhibits attached to this Agreement are incorporated into and made a part of this Agreement.

9.8	Fees and Recording.

(a)	Each party shall be solely responsible for all costs and expenses incurred by it in connection with this transaction (including, but not limited to fees and expenses of its counsel and accountants) and shall not be entitled to any reimbursement from the other party, except as otherwise provided in this Agreement.

(b)	Purchaser shall, at its own cost, immediately record the Conveyance and Bill of Sale in the appropriate office of the state and parish located adjacent to the Subject Property. Purchaser shall immediately file for and obtain the necessary BSEE, BOEM and/or regulatory agency approvals of the assignment of the Subject Property. Purchaser shall supply each Seller with a true and accurate photocopy reflecting the recording information of all the recorded BSEE, BOEMand/or other regulatory agencies approved assignments within a reasonable period of time after their approval and recording.

9.9	Bonding. Purchaser agrees to promptly satisfy, and to maintain in accordance with applicable laws, any and all bonding obligations or other securities which may be required of it pursuant to all applicable federal and state laws, rules and regulations as regards the Subject Property.

9.10	Announcements. Seller and Purchaser shall consult with each other with regard to all press releases and other announcements issued at or prior to the Closing concerning this Agreement or the transaction contemplated hereby. Except as may be required by applicable laws or the applicable rules or regulations of any governmental agency or stock exchange, neither Purchaser nor Seller shall issue any such press release or other publicity without the prior written consent of the other Party.

9.11	§ 1031 Exchange. If either Party so elects, the Parties shall cooperate to effect a tax-deferred exchange under Internal Revenue Code § 1031, as amended. Either Party shall have the right to elect this tax-deferred exchange at any time prior to the date of Closing. If either Party elects to effect a tax deferred exchange, the other Party shall execute additional escrow instructions, documents, agreements, or instruments necessary to effect the exchange, provided that the Party asked to so cooperate shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange requested by the other Party.

9.12	Enforcement of Rights. In the event either Party has to take action to force the other to comply with its obligations under this Agreement or the Exhibits hereto, including but not limited to the retention of attorneys and filing of judicial proceedings, then the non-prevailing Party shall be obligated to reimburse the other for the attorney’s fees and costs it incurs in such actions.

X.	Counterpart Execution.

This Agreement may be executed by signing the original or a counterpart. If this Agreement is executed in counterpart, all counterparts taken together shall have the same effect as if all parties had signed the same instrument; however, none of said counterparts shall be effective until all parties have executed a counterpart. A facsimile may be considered an original for all purposes.

EXECUTED on the day and year first referenced above, but effective as of the Effective Date.

SELLER:

W&T OFFSHORE, INC.

By:	/s/ Jamie L. Vazquez
Jamie L. Vazquez
President

PURCHASER

ENERGY PARTNERS, LTD.

By:	/s/ Mark A. Gregory
Mark A. Gregory
Vice President - Land

List of Omitted Exhibits

Pursuant to Item 601(b)(2) of Regulation S–K, the following exhibits to the Purchase and Sale Agreement between W&T Offshore, Inc. and Energy Partners, Ltd., dated May 15, 2012 and effective April 1, 2012, have not been provided herein:

Exhibit A-1: Leases

Exhibit A-2: Wells

Exhibit A-3: Facilities/Pipelines

Exhibit A-4: Assumed Contracts

The Company will furnish a copy of any omitted exhibit to the Securities and Exchange Commission upon request.